UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
GAIN Capital Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36268W100
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
0 Rule 13d-l(b)
0 Rule 13d-l(c)
1 Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
658,417

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
658,417
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
658,417
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
1.76%
12.	Type of Reporting Person (See Instructions)  PN



CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
23,956

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
23,956
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,956
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
0.06%
12.	Type of Reporting Person (See Instructions)  PN



CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
6,576,911

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
6,576,911
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,576,911
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
17.57%
12.	Type of Reporting Person (See Instructions)  PN



CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VP New York Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
1,814,824

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
1,814,824
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,814,824
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
4.85%
12.	Type of Reporting Person (See Instructions)  PN




CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
9,074,108

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
9,074,108
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,074,108*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
24.24%
12.	Type of Reporting Person (See Instructions)  PN
*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.


CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

VantagePoint Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
100,558

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
100,558
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
100,558
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
0.27%
12.	Type of Reporting Person (See Instructions)  PN





CUSIP No.
36268W100
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
0  (a)

0  (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America
Number of
Shares Bene-
ficially by
Owned by Each
Reporting
Person With:
5.	Sole Voting Power
0

6.	Shared Voting Power
9,171,666

7.	Sole Dispositive Power
0

8.	Shared Dispositive Power
9,171,666
9.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,171,666*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).

11.	Percent of Class Represented by Amount in Row (9)
24.51%
12.	Type of Reporting Person (See Instructions)  IN
*Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the shares of common stock reflected herein and, as such, declares that the statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.



Item 1.
(a)	Name of Issuer GAIN Capital Holdings, Inc.
(b)	Address of Issuer's Principal Executive Offices 135 US Highway 202/206,
Suite 11, Bedminster, New Jersey 07921

Item 2.
(a)	Name of Person Filing

VantagePoint Venture Partners IV, L.P.
VantagePoint Venture Partners IV Principals Fund, L.P.
VantagePoint Venture Partners IV (Q), L.P.
VP New York Venture Partners, L.P.
VantagePoint Venture Associates IV, L.L.C.
VantagePoint Management, Inc.
Alan E. Salzman

(b)	Address of Principal Business Office or, if none, Residence - 1111
Bayhill Drive, Suite 220, San Bruno, CA 94066
(c)	Citizenship - United States of America (Except Mr. Alan E. Salzman - Canada)
(d)	Title of Class of Securities  - Common Stock
(e)	CUSIP Number  - 36268W100
Item 3.	If this statement is filed pursuant to sections 240.13d-l(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
	Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
VantagePoint Venture Partners IV, L.P.: 658,417
VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
VP New York Venture Partners, L.P.: 1,814,824
VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
VantagePoint Management, Inc.: 100,558
Alan E. Salzman**: 9,171,666

(b) Percent of class:

VantagePoint Venture Partners IV, L.P.: 1.76%
VantagePoint Venture Partners IV Principals Fund, L.P.: 0.06%
VantagePoint Venture Partners IV (Q), L.P.: 17.57%
VP New York Venture Partners, L.P.: 4.85%
VantagePoint Venture Associates IV, L.L.C.*: 24.24%
VantagePoint Management, Inc.: 0.27%
Alan E. Salzman**: 24.51%
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV (Q), L.P.: 0
VP New York Venture Partners, L.P.: 0
VantagePoint Venture Associates IV, L.L.C.*: 0
	VantagePoint Management, Inc.: 0
Alan E. Salzman**: 0

(ii)	Shared power to vote or to direct the vote:
VantagePoint Venture Partners IV, L.P.: 658,417
VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
VP New York Venture Partners, L.P.: 1,814,824
VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
 VantagePoint Management, Inc.: 100,558
Alan E. Salzman**: 9,171,666

 (iii)	Sole power to dispose or to direct the disposition of:
VantagePoint Venture Partners IV, L.P.: 0
VantagePoint Venture Partners IV Principals Fund, L.P.: 0
VantagePoint Venture Partners IV (Q), L.P.: 0
VP New York Venture Partners, L.P.: 0
VantagePoint Venture Associates IV, L.L.C.*: 0
 VantagePoint Management, Inc.: 0
Alan E. Salzman**: 0

(iv)	Shared power to dispose or to direct the disposition of:
VantagePoint Venture Partners IV, L.P.: 658,417
VantagePoint Venture Partners IV Principals Fund, L.P.: 23,956
VantagePoint Venture Partners IV (Q), L.P.: 6,576,911
VP New York Venture Partners, L.P.: 1,814,824
VantagePoint Venture Associates IV, L.L.C.*: 9,074,108
 VantagePoint Management, Inc.: 100,558
 Alan E. Salzman**: 9,171,666

* VantagePoint Venture Associates IV, L.L.C. is the general partner for VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners
IV, L.P., VP New York Venture Partners, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. VantagePoint Venture Associates IV, L.L.C. disclaims beneficial ownership of such shares.
** Mr. Alan Salzman is a Managing Member of VantagePoint Venture Associates IV, L.L.C. and the Chief Executive Officer of VantagePoint Management, Inc.
Mr. Salzman disclaims beneficial ownership of such shares.
Item 5.	Ownership of Five Percent or Less of a Class
	Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company
	Not applicable.
Item 8.	Identification and Classification of Members of the Group
	Not applicable.

Item 9.	Notice of Dissolution of Group
	Not applicable.
Item 10.	Certification
Not applicable.



SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2020







VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.


By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
PARTNERS IV (Q), L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.,

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member



VP NEW YORK VENTURE PARTNERS,
L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
ASSOCIATES IV, L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT MANAGEMENT,
INC.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Chief Executive Officer


/s/ Alan E. Salzman
-------------------------------
Alan E. Salzman










Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit
(and any further amendment filed by them) with respect to the shares of Common Stock of GAIN Capital Holdings, Inc.
This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated:  February 12, 2020



VANTAGEPOINT VENTURE
PARTNERS IV, L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.


By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
PARTNERS IV (Q), L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
PARTNERS IV PRINCIPALS FUND, L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member



VP NEW YORK VENTURE PARTNERS,
L.P.
By:  VantagePoint Venture Associates IV,
L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT VENTURE
ASSOCIATES IV, L.L.C.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Managing Member


VANTAGEPOINT MANAGEMENT,
INC.

By:	/s/ Alan E. Salzman
       -----------------------------------
Name: Alan E. Salzman,
Chief Executive Officer



/s/ Alan E. Salzman
-------------------------------
Alan E. Salzman





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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